Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Investment Committee

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

Durango, Colorado

We consent to the incorporation by reference in the Registration Statement (No. 033-79342) on Form S-8 of Rocky Mountain Chocolate Factory, Inc. of our report dated August 5, 2013, with respect to the statements of net assets available for benefits of the Rocky Mountain Chocolate Factory, Inc. 401(k) Plan as of February 28, 2013 and February 29, 2012, the related statement of changes in net assets available for benefits for the year ended February 28, 2013, and the related supplemental schedule of Schedule H, Part IV, Line 4i - schedule of assets (held at end of year) for the year ended February 28, 2013, which report appears in the February 28, 2013 annual report on Form 11-K of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan.

/s/ EKS&H LLLP

August 5, 2013

Denver, Colorado